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                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                              ---------------------
                                   FORM 8-A/A

                                (Amendment No. 3)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              eLoyalty Corporation
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             (Exact Name of Registrant as Specified in Its Charter)

               Delaware                                    36-4304577
------------------------------------------ ------------------------------------
  State of Incorporation or Organization)    (IRS Employer Identification no.)

      150 Field Drive, Suite 250,
         Lake Forest, Illinois                             60045
------------------------------------------ ------------------------------------
  (Address of Principal Executive Offices)               (Zip Code)

If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of
pursuant to Section 12(b) of the           securities pursuant to Section 12(g)
Exchange Act and is effective pursuant     of the Exchange Act and is effective
to General Instruction A. (c), please      pursuant to General Instruction
check the following box. [ ]               A.(d), please check the following
                                           box. [X]

Securities Act registration statement
file number to which this form relates                    333-94293
                                           ------------------------------------
                                                       (If applicable)

        Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                   Name of Each Exchange on Which
         to be so Registered                   Each Class is to be Registered

                None                                         None
------------------------------------------ ------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $0.01 par value per share
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                                (Title of Class)

                         Preferred Stock Purchase Rights
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                                (Title of Class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

         eLOYALTY CORPORATION ("eLoyalty," "us" or the "Registrant") hereby amends Items 1 and 2 of its Registration Statement on Form 8-A, as originally filed with the Securities and Exchange Commission ("SEC") on January 20, 2000 and as amended on March 24, 2000 and November 9, 2001, to read in their entireties as follows:

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The following description of our common stock and Rights (as defined below), does not purport to be complete and is qualified in its entirety by reference to the eLoyalty certificate of incorporation and bylaws, in each case as amended from time to time, and the Rights Agreement (as defined below), copies of each of which are filed with the SEC and filed or incorporated by reference as exhibits to this Registration Statement.

         On December 19, 2001, eLoyalty effected a one-for-ten reverse split of its then authorized and then issued common stock (the "Reverse Split"). After giving effect to the Reverse Split and a related increase in eLoyalty's authorized preferred stock, the authorized capital stock of eLoyalty consists of 50,000,000 shares of common stock, $0.01 par value, and 40,000,000 shares of preferred stock, $0.01 par value.

COMMON STOCK

         Holders of our common stock are entitled to one vote per share with respect to each matter presented to stockholders for vote. Except as is provided with respect to our 7% Series B convertible preferred stock, as may be provided in connection with any eLoyalty preferred stock issued in the future, or as may otherwise be required by law or the certificate of incorporation, the common stock will be the only capital stock of eLoyalty entitled to vote in the election of directors and on all other matters presented to the stockholders of eLoyalty; provided that the holders of common stock, as such, will not be entitled to vote on any matter that relates solely to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. eLoyalty's Series B preferred stock, of which there were 4,562,240 shares outstanding as of September 1, 2002, is convertible into shares of common stock on a one-for-one basis (subject to adjustment in the future to give effect to certain actions) at the option of the holder beginning June 19, 2002 and generally votes on an as-converted basis with the company's common stock as a single class on all matters submitted to a vote of stockholders (subject to applicable law and specified matters as to which the Series B preferred stock is entitled to a separate class vote). The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock and Series B preferred stock (on an as-converted basis), voting as a class, can elect all of the directors then standing for election.

         Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive such dividends as may be lawfully declared from time to time by our board of directors. Upon any liquidation, dissolution or winding up of eLoyalty, whether voluntary or involuntary, holders of common stock will be entitled to receive the assets that are legally available for distribution to stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series. Our outstanding Series B preferred stock accrues dividends at a rate of 7% of its original issuance price ($5.10 per share) per annum, payable in preference to dividends which may be paid to holders of common stock (subject to limited exceptions). In addition, upon liquidation or winding up of eLoyalty, each outstanding share of Series B preferred stock will entitle its holder to a preferential payment generally equal to its original issuance price, subject to adjustment in the future to give effect to certain actions, plus accrued and unpaid dividends.

         The common stock does not have any preemptive, subscription or conversion rights. Additional shares of authorized common stock may be issued, as determined by our board from time to time, without stockholder approval, except as may be required by applicable Nasdaq requirements.

         Our common stock is listed on the Nasdaq National Market under the symbol "ELOY."

         Mellon Investor Services LLC serves as the transfer agent and registrar for our common stock.


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PREFERRED STOCK

         Subject to Delaware law, our board may, without approval of the stockholders, cause shares of preferred stock to be issued from time to time in one or more series. The board will determine the number of shares of each series as well as the designation, powers, privileges, preferences and rights of the shares of that series. Among the specific matters that may be determined by the board are:

               --   the designation of each series;

               --   the number of shares of each series;

               --   the rate of dividends, if any;

               -- whether dividends, if any, will be cumulative or non-cumulative;

               --   the terms of redemption, if any;

               -- the terms of any sinking fund providing for the purchase or redemption of shares of each series;

               -- the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of eLoyalty;

               --   rights and terms of conversion or exchange, if any;

               -- restrictions on the issuance of shares of the same series or any other series, if any; and

               --   voting rights, if any.

RIGHTS PLAN

         Our board of directors adopted a Stockholder Rights Plan (the "Rights Plan") on January 26, 2000. Pursuant to the Rights Plan, preferred stock purchase rights (each, a "Right") are issued and attached to our outstanding shares of common stock. Each Right entitles its holder, under the circumstances described below, to purchase from eLoyalty one one-hundredth of a share of Series A junior participating preferred stock, $0.01 par value (the "Series A Preferred Stock"), at an exercise price per Right of $160 per Right, subject to adjustment. The initial dividend effecting the distribution of the Rights was payable on March 31, 2000 to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement (as amended, the "Rights Agreement") between eLoyalty and Mellon Investor Services LLC, as Rights Agent. Pursuant to the terms of the Rights Agreement, after giving effect to the Reverse Split each share of eLoyalty's outstanding common stock has issued and attached to it ten Rights.

         Initially, the Rights will be associated with the common stock and evidenced by the common stock certificates, which will contain a notation incorporating the Rights Agreement by reference. The Rights initially will be transferred with and only with underlying shares of common stock. The Rights will become exercisable and separately certificated only upon the "Distribution Date," which will occur upon the earlier of:

               -- ten days following a public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock then outstanding (including any shares of common stock issuable upon conversion of our Series B preferred stock) (the date of the announcement being the "Stock Acquisition Date"); or

               -- ten business days (or later if determined by our board of directors prior to any person becoming an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.


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         Until the Distribution Date, the surrender for transfer of any shares of common stock outstanding will also constitute the transfer of the Rights associated with such shares.

         As soon as practicable after the Distribution Date, separate certificates for the Rights will be mailed to holders of record of common stock as of the close of business on the Distribution Date. From and after the Distribution Date, the separate certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

         The Rights are not exercisable until the Distribution Date and will expire ten years from their issuance unless earlier redeemed or exchanged by eLoyalty as described below.

         In the event (a "Flip-In Event") that a person or group becomes an Acquiring Person, each holder of a Right (other than any Acquiring Person and related parties, whose Rights will automatically become null and void) will have the right to receive, upon exercise, common stock, or, in some circumstances, cash, property or other securities of eLoyalty, with a value equal to two times the exercise price of the Right. The Rights may not be exercised following a Flip-In Event while we have the ability to cause the Rights to be redeemed. Our ability to redeem the Rights is described below.

         For example, at an exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by related parties) following a Flip-In Event would entitle its holder to purchase $200 worth of common stock (or other consideration, as noted above) for $100. Assuming that the common stock had a per share value of $50 at that time, the holder of each valid Right would be entitled to purchase four shares of common stock for $100.

         In the event (a "Flip-Over Event") that, at any time following the Stock Acquisition Date:

               -- we are acquired in a merger or other business combination in which eLoyalty is not the surviving entity,

               -- we are acquired in a merger or other business combination in which eLoyalty is the surviving entity and all or part of our common stock is converted into or exchanged for securities of another entity, cash or other property, or

               -- 50% or more of our assets or earning power is sold or transferred,

then each holder of a Right (except Rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

         The exercise price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

               -- in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

               -- if holders of the Series A Preferred Stock are granted specific rights, options or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock; or

               -- upon the distribution to holders of the Series A Preferred Stock of evidence of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

         With some exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the then current exercise price. No fractional shares of Series A Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise. We may require prior to the occurrence of a Triggering


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Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

         We may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to adjustment and payable in cash, common stock or other consideration deemed appropriate by our board of directors) at any time until ten days following the Stock Acquisition Date. Immediately upon the action of our board of directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by that person or group of 50% or more of the outstanding shares of common stock, eLoyalty may exchange the Rights (other than Rights owned by that person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series A Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         Until a Right is exercised, its holder, as such, will have no rights as a stockholder of eLoyalty, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by our stockholders or us, stockholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.

         The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights. The board of directors could, among other things, lower the thresholds described above to the greater of 10% or .001% more than the largest percentage of the outstanding shares of common stock (including any shares of common stock issuable upon conversion of our Series B preferred stock) then known to us to be beneficially owned by any person or group of affiliated or associated persons. Once a person or group has become an Acquiring Person no amendment can adversely affect the interests of the holders of the Rights.

         The Rights will have antitakeover effects. The Rights will cause substantial dilution to any person or group who attempts to acquire a significant interest in eLoyalty without advance approval from our board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire eLoyalty, even if the acquisition would be in the interest of our stockholders. Because we can redeem the Rights, the Rights will not interfere with a merger or other business combination approved by our board of directors.

         Effective September 24, 2001, we and the Rights Agent amended the Rights Agreement (the "Amendment"). The Amendment was entered into in connection with the Share Purchase Agreement, dated as of September 24, 2001 (the "Share Purchase Agreement"), among us and several funds managed by Technology Crossover Ventures and several funds managed by Sutter Hill Ventures (the "Investors"). Pursuant to the Share Purchase Agreement, on December 19, 2001 the Investors purchased from us an aggregate of approximately $15.9 million of Series B preferred stock in a private placement (the "Private Placement").

         The Amendment provides, among other things, that (i) Technology Crossover Ventures and certain related parties shall not become an "Acquiring Person" for purposes of the Rights Agreement so long as Technology Crossover Ventures and its related parties do not own more than 35% of eLoyalty's outstanding common stock (determined after giving effect to the conversion of the new Series B preferred stock), and (ii) Sutter Hill Ventures and certain related parties shall not become an "Acquiring Person" for purposes of the Rights Agreement so long as Sutter Hill Ventures and its related parties do not own more than 20% of eLoyalty's outstanding common stock (determined after giving effect to the conversion of the new Series B preferred stock).

CERTAIN ANTITAKEOVER EFFECTS

         In addition to our Rights Plan, our amended certificate of incorporation and bylaws and Delaware law contain provisions that could make the acquisition of eLoyalty more difficult by means of a tender offer, proxy contest or otherwise.

         Classified Board of Directors. Our amended certificate of incorporation provides that our board of directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each


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class serving a staggered three-year term (except for any directors to be elected separately by the holders of any preferred stock voting by class or series, to the extent provided by the terms of such preferred stock). The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board. Such a delay may help ensure that the directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of eLoyalty. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of our board would be beneficial to eLoyalty and our stockholders and whether a majority of our stockholders believe that such a change would be desirable. The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of eLoyalty, even though such an attempt might be beneficial to us and our stockholders. Accordingly, the classification of our board could increase the likelihood that incumbent directors will retain their position.

         Under Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. The amended certificate of incorporation and the bylaws provide that our classified directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of the then outstanding shares of our stock, voting together as a single class.

         Other Charter and Bylaw Provisions. In addition to providing for a classified board of directors, our amended certificate of incorporation and bylaws contain certain other provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us:

               o the approval of holders of at least 80% of the voting power of our outstanding shares of stock, voting as a class, is required to amend, among others, the provisions of our certificate of incorporation relating to the general prohibition on stockholder action without a meeting, the number, election and term of directors, the removal of directors, the issuance of rights and the adoption, amendment or repeal of our bylaws by the board of directors or by the affirmative vote of at least 80% of our outstanding voting power;

               o our board of directors is expressly authorized to make, alter or repeal our bylaws and our bylaws may be amended by the stockholders only by the affirmative vote of holders of at least 80% of the voting power of our outstanding shares of stock, voting as a class;

               o stockholders may not call special meetings of the stockholders or fill vacancies on the board and our stockholders cannot act by written consent;

               o our board of directors is authorized to issue preferred stock without stockholder approval as described above under "Preferred Stock"; and

               o we have advance notice provisions that must be observed for any stockholder to bring business or a nomination for election as director before a meeting of stockholders.

         Section 203 of Delaware General Corporation Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (1) the interested stockholder attained such status with the approval of the board of directors, (2) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder became an interested stockholder, or (3) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by specified persons) in the transaction in which it becomes an interested stockholder, or (4) the business combination is approved by a majority of the board of directors and by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder voting at an annual or special meeting of stockholders.


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         A "business combination" includes mergers, consolidations, certain asset sales and certain other transactions that would increase the interested stockholder's proportionate share ownership in the corporation. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

         Corporations may opt out of, and therefore not be subject to, Section
203. eLoyalty has not, however, opted out of this provision.

ITEM 2.  EXHIBITS.

         List below all exhibits filed as a part of the registration statement:

               3.1 eLoyalty's Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to eLoyalty's Registration Statement on Form S-1 (File No. 333-94293), as amended, as filed with the Securities and Exchange Commission on February 8, 2000 (the "Form S-1")).

               3.2 Certificate of Designation of Series A Junior Participating Preferred Stock (see Exhibit 4.3 hereto).

               3.3 Certificate of Amendment to eLoyalty's Certificate of Incorporation, effective 7:59 a.m., eastern time, December 19, 2001 (incorporated by reference to Exhibit 3.3 to eLoyalty's Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).

               3.4 Certificate of Amendment to eLoyalty's Certificate of Incorporation, effective 7:58 a.m., eastern time, December 19, 2001 (incorporated by reference to Exhibit 3.4 to eLoyalty's Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).

               3.5 Certificate of Increase of Series A Junior Participating Preferred Stock of eLoyalty, filed December 19, 2001 (incorporated by reference to Exhibit 3.5 to eLoyalty's Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).

               3.6 Certificate of Designation of 7% Series B Convertible Preferred Stock of eLoyalty, filed December 19, 2001 (incorporated by reference to Exhibit 3.6 to eLoyalty's Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).

               3.7 eLoyalty's Bylaws (incorporated by reference to Exhibit 3.2 to the Form S-1).

               4.1 Rights Agreement dated March 17, 2000 between eLoyalty and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.).*

               4.2 Amendment, dated as of September 24, 2001, to the Rights Agreement between eLoyalty and Mellon Investor Services LLC (incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K dated September 24, 2001, File No. 0-27975).

               4.3 eLoyalty's Certificate of Designation of Series A Junior Participating Preferred Stock.*

               4.4 Certificate of Increase of Series A Junior Participating Preferred Stock of eLoyalty, filed December 19, 2001 (see
                    Exhibit 3.5 hereto).

               4.5 Certificate of Adjustment dated January 10, 2002 (incorporated by reference to Exhibit 4.3 to eLoyalty's Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).

         * Filed previously.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                           ELOYALTY CORPORATION


Dated:  September 24, 2002                 By:  /s/ Timothy J. Cunningham
                                                -------------------------------
                                                Name:  Timothy J. Cunningham
                                                Title: Vice President and Chief
                                                       Financial Officer



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                                  EXHIBIT INDEX

     3.1 eLoyalty's Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to eLoyalty's Registration Statement on Form S-1 (File No. 333-94293), as amended, as filed with the Securities and Exchange Commission on February 8, 2000 (the "Form S-1")).

     3.2 Certificate of Designation of Series A Junior Participating Preferred Stock (see Exhibit 4.3 hereto).

     3.3 Certificate of Amendment to eLoyalty's Certificate of Incorporation, effective 7:59 a.m., eastern time, December 19, 2001 (incorporated by reference to Exhibit 3.3 to eLoyalty's Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).

     3.4 Certificate of Amendment to eLoyalty's Certificate of Incorporation, effective 7:58 a.m., eastern time, December 19, 2001 (incorporated by reference to Exhibit 3.4 to eLoyalty's Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).

     3.5 Certificate of Increase of Series A Junior Participating Preferred Stock of eLoyalty, filed December 19, 2001 (incorporated by reference to Exhibit 3.5 to eLoyalty's Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).

     3.6 Certificate of Designation of 7% Series B Convertible Preferred Stock of eLoyalty, filed December 19, 2001 (incorporated by reference to Exhibit 3.6 to eLoyalty's Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).

     3.7 eLoyalty's Bylaws (incorporated by reference to Exhibit 3.2 to the Form S-1).

     4.1 Rights Agreement dated March 17, 2000 between eLoyalty and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.).*

     4.2 Amendment, dated as of September 24, 2001, to the Rights Agreement between eLoyalty and Mellon Investor Services LLC (incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K dated September 24, 2001, File No. 0-27975).

     4.3 eLoyalty's Certificate of Designation of Series A Junior Participating Preferred Stock.*

     4.4 Certificate of Increase of Series A Junior Participating Preferred Stock of eLoyalty, filed December 19, 2001 (see Exhibit 3.5 hereto).

     4.5 Certificate of Adjustment dated January 10, 2002 (incorporated by reference to Exhibit 4.3 to eLoyalty's Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).

* Filed previously.

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